Filed by Covance Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Exchange Act of 1934

Subject Company: Covance Inc.

Commission File No.:  1-12213

Form S-4 File No.:  333-200614

The following communication was made available to Covance employees:

Important Notice Regarding the Covance Stock Fund

On February 18, 2015, Covance Inc. (“Covance”) will hold a meeting of shareholders to vote on the merger agreement between Covance and  Laboratory Corporation of America Holdings (“LabCorp”) under which Covance would be acquired by LabCorp.  As a result, it is expected that Covance will cease to be a publicly traded company and be delisted from the NYSE, and the Covance Stock Fund, an investment option in the Covance 401(k) Savings Plan (the “Plan”) will be terminated.    Please read this notice carefully to understand how these actions may impact you.

What this means to you:

If you have an account balance in or have future payroll contributions directed to the Covance Stock Fund, you will be impacted by the activities listed below.  Please see the “Activity Calendar” for more information.

•                  The Covance Stock Fund will be terminated.

•                  Each share of Covance stock in the Covance Stock Fund will be converted into 0.2686 of LabCorp stock per share of Covance Stock Fund held plus $75.76 in cash.

•                  The LabCorp shares and the cash received will be invested in the Stock Liquidation Fund which will be added to the Plan as a “wasting option” for a short-time period.  No new contributions or exchanges will be allowed into the Stock Liquidation Fund.

•                  The Stock Liquidation Fund will be liquidated and account balances will be allocated to each participant’s current investment elections on file. If no investment elections are on file or current investment elections are fully designated to the Covance Stock Fund, account balances will be directed to a Fidelity Freedom K® Fund as shown below.

•                  All future contributions currently directed to the Covance Stock Fund will be directed to a Fidelity Freedom K® Fund as shown below.

Date of Birth*	Fund Name	Retirement Date Range
1937 and before or missing/invalid date of birth	Fidelity Freedom K® Income Fund	2002 and before
1938-1942	Fidelity Freedom K® 2005 Fund	2003-2007
1943-1947	Fidelity Freedom K® 2010 Fund	2008-2012
1948-1952	Fidelity Freedom K® 2015 Fund	2013-2017
1953-1957	Fidelity Freedom K® 2020 Fund	2018-2022
1958-1962	Fidelity Freedom K® 2025 Fund	2023-2027
1963-1967	Fidelity Freedom K® 2030 Fund	2028-2032
1968-1972	Fidelity Freedom K® 2035 Fund	2033-2037
1973-1977	Fidelity Freedom K® 2040 Fund	2038-2042
1978-1982	Fidelity Freedom K® 2045 Fund	2043-2047
1983-1987	Fidelity Freedom K® 2050 Fund	2048-2052
1988 and later	Fidelity Freedom K® 2055 Fund	2053 and later

*Date of birth ranges selected by the Plan Sponsor.

Fidelity Freedom K® Funds are designed for investors expecting to retire around the year indicated in each fund’s name.  Except for the Freedom K® Income Fund, the funds’ asset allocation strategy becomes increasingly conservative as it approaches the target date and beyond. Ultimately, they are expected to merge with the Freedom K® Income Fund.  The investment risks of each Fidelity Freedom K® Fund change over time as the funds’ asset allocations change. The funds are subject to the volatility of the financial markets, including equity and fixed income investments in the U.S. and abroad and may be subject to risks associated with investing in high yield, small cap, commodity-linked and foreign securities. Principal invested is not guaranteed at any time, including at or after the target dates.

Blackout Period:

In order to transfer the Covance Stock Fund holding as described above, there will be a short period of time when you will have limitations on certain Plan transactions  (i.e., requesting an exchange, loan or distribution) if you have a balance in the Covance Stock Fund. This time period during which you will be unable to take certain actions otherwise available under the Plan is called a “blackout period” and begins two days prior to the anticipated date of the closing of the merger and is expected to last approximately three business days. During this time, you can determine whether the blackout period has started or ended by calling the Fidelity Retirement Benefits Line toll free at 1-800-835-5093 or logging on to Fidelity NetBenefits at www.401k.com.

You should review and consider the appropriateness of your current investments in light of your inability to direct or diversify the portion of your account invested in the Covance Stock Fund during the blackout period. For your long-term retirement security, you should consider the importance of a well-balanced and diversified investment portfolio, taking into account all your assets, income, and investments.  Once the blackout period has ended, you will be able to access all funds in your account.

Federal law generally requires that you be furnished notice of a blackout period at least 30 days in advance of the last date on which you could exercise your affected rights immediately before the commencement of any blackout period lasting more than three business days in order to provide you with sufficient time to consider the effect of the blackout period on your retirement and financial plans.  The Covance 401(k) Savings Plan Administrator was unable to provide this 30 days advance notice 1) because the blackout period was dependent on an estimated closing date for the merger transaction which was not identified until January 13, 2015, and 2) the operational processes necessary to terminate the Covance Stock Fund could not be established until January 26, 2015.

Activity Calendar:

Review the below estimated calendar of events to understand how your account may be affected by these changes to the Plan.  This calendar assumes a closing date of February 19.   If you have any questions, please call the Fidelity Retirement Benefits Line at 1-800-835-5093.

Date	Activity	What it means to you
February 4, 2015 at 4:00 p.m. Eastern time	Last day distributions from the Covance Stock Fund can be taken as In-Kind shares of Covance stock.	• Distributions from the Covance Stock Fund can no longer be provided as In-Kind shares of Covance stock and will be provided in cash only
February 17, 2015 at 4:00 p.m. Eastern time	The Covance Stock Fund is closed to investment election changes.

•         The Covance Stock Fund is no longer available to new investments elections. All future contributions currently directed to the Covance Stock Fund will be directed to a Fidelity Freedom K® Fund based on your age

Two days prior to the closing of the merger	Blackout Period begins at 4:00 p.m., Eastern time.	Holdings in the Covance Stock Fund are not available for: • Exchanges in or out • Loans or distributions
On or about February 19, 2015	• Each share of Covance stock in the Covance Stock Fund is converted	• Once proceeds are received, they will be invested temporarily in

	into 0.2686 of LabCorp stock per equivalent share of Covance Stock Fund held plus $75.76 in cash. • The LabCorp stock and the cash will be invested in the Stock Liquidation Fund.	the Stock Liquidation Fund. • Once this reallocation is complete, the blackout period will end.
The week of February 22, 2015	The Stock Liquidation Fund holdings are liquidated.

•         All plan activities are now available

•         Stock Liquidation Fund holdings are transferred to your investment elections on file.

•         If no election is on file or your current investment elections are fully designated to the Covance Stock Fund, Stock Liquidation Fund holdings will be transferred to the Fidelity Freedom K® Fund based on your age.

The effective date of Plan changes and the end of the blackout period depend upon the accurate, timely transfer of data. To ensure accurate data transfer, the delivery of services and investment options described here could be delayed.

Action to consider:

You must contact Fidelity before February 17, 2015 at 4:00 p.m. Eastern time to make changes to your plan account if:

•                  If you do not want your current holdings in the Covance Stock Fund to transfer as described above.

•                  If you do not want your future contributions currently directed to the Covance Stock Fund to transfer to a Fidelity Freedom K® Fund based on your age.

To make changes to your plan account, log on to Fidelity NetBenefits at www.401k.com or call the Fidelity Retirement Benefits Line at 1-800-895-5093.

Cautionary Statement Regarding Forward Looking Statements

This information was provided by Covance, Inc.

This communication contains “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, known as the PSLRA.  These statements, as they relate to Laboratory Corporation of America Holdings (“LabCorp”) or Covance Inc. (“Covance”), the management of either such company or the proposed transaction between LabCorp and Covance, involve risks and uncertainties that may cause results to differ materially from those set forth in the statements.  These statements are based on current plans, estimates and projections, and therefore, you are cautioned not to place undue reliance on them.  No forward-looking statement can be guaranteed, and actual results may differ materially from those projected.  LabCorp and Covance undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise, except to the extent required by law.  Forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about the business and future financial results of the pharmaceutical industry, and other legal, regulatory and economic developments.  We use words such as “anticipates,” “believes,” “plans,” “expects,” “projects,” “future,” “intends,” “may,” “will,” “should,” “could,” “estimates,” “predicts,” “potential,” “continue,” “guidance,” and similar expressions to identify these forward-looking statements that are intended to be covered by the safe harbor provisions of the PSLRA.  Actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including, but not limited to, those described in the documents LabCorp and Covance have filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as the possibility that (1) LabCorp and Covance may be unable to obtain stockholder or regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of LabCorp and Covance or such integration may be more difficult, time-consuming or costly than expected; (4) the proposed transaction may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed transaction, including difficulties in maintaining relationships with customers or retaining key employees; (6) the parties may be unable to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; or (7) the industry may be subject to future risks that are described in the “Risk Factors” section of the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the definitive proxy statement/prospectus referred to below and other documents filed from time to time with the SEC by LabCorp and Covance.  Neither LabCorp nor Covance gives any assurance that either LabCorp or Covance will achieve its expectations.

The foregoing list of factors is not exhaustive.  You should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of LabCorp and Covance described in the “Risk Factors” section of their respective Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the definitive proxy statement/prospectus referred to below and other documents filed by either of them from time to time with the SEC.  All forward-looking statements included in this document are based upon information available to LabCorp and Covance on the date hereof, and neither LabCorp nor Covance assumes any obligation to update or revise any such forward-looking statements.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this press release in any jurisdiction in contravention of applicable law.  This document relates to a proposed transaction between Covance and LabCorp, and may be deemed to be solicitation material in respect of the proposed transaction.  In connection with the proposed transaction, LabCorp filed a registration statement on Form S-4 with the SEC, which was declared effective by the SEC on January 14, 2015, and LabCorp and Covance filed the definitive proxy statement/prospectus in connection with the proposed transaction on January 16, 2015.  Covance began mailing the definitive proxy statement/prospectus to Covance stockholders on January 20, 2015.  This document is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Covance or LabCorp may file with the SEC or send to stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders of Covance are urged to read carefully and in their entirety the registration statement, definitive proxy statement/prospectus and all other relevant documents filed or that will be filed by LabCorp or Covance with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

Investors and security holders will be able to obtain free copies of the registration statement, definitive proxy statement/prospectus and all other relevant documents filed or that will be filed by Covance or LabCorp with the SEC through the website maintained by the SEC at www.sec.gov.

In addition, investors and security holders may obtain free copies of the definitive proxy statement/prospectus and other relevant documents filed by Covance with the SEC by accessing Covance’s website at www.covance.com or upon written request to Covance Inc., Office of the Secretary, 210 Carnegie Center, Princeton, New Jersey 08540.  Free copies of the registration statement, definitive proxy statement/prospectus and other relevant documents filed by LabCorp with the SEC are available on LabCorp’s website at www.labcorp.com or upon written request to Laboratory Corporation of America Holdings, Office of the Secretary, 358 South Main Street, Burlington, North Carolina 27215.

Participants in Solicitation

LabCorp, Covance and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Covance’s stockholders in connection with the proposed transaction.  Information regarding Covance’s directors and executive officers is contained in the proxy statement for Covance’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 24, 2014.  You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing Covance’s website at www.covance.com.  Information regarding LabCorp’s executive officers and directors is contained in the proxy statement for LabCorp’s 2014 Annual Meeting of Shareholders filed with the SEC on April 4, 2014. You can obtain a free copy of this document at the SEC’s website at www.sec.gov or by accessing LabCorp’s website at www.labcorp.com.  Additional information regarding those persons and other persons who may be deemed participants in the proxy solicitation, including their respective direct and indirect interests in the proposed transaction, by security holdings or otherwise, is contained in the definitive proxy statement/prospectus and other relevant materials filed with the SEC.  You may obtain free copies of these documents as described in the preceding paragraph.

Before investing in any fund, consider the investment objectives, risks, charges, and expenses. Contact Fidelity for a prospectus or, if available, a summary prospectus containing this information. Read it carefully.

Keep in mind that investing involves risk. The value of your investment will fluctuate over time and you may gain or lose money.

Fidelity Brokerage Services LLC, Member NYSE, SIPC, 900 Salem Street, Smithfield, RI 02917